

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 30, 2014

Via E-mail
William R. DeBerry
President and Chief Executive Officer
Commerce Union Bancshares, Inc.
701 South Main Street
Springfield, TN 37172

Re: Commerce Union Bancshares, Inc.
Registration Statement on Form S-4
Filed July 3, 2014
File No. 333-197248

Dear Mr. DeBerry:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-1

General

1. Please consider the need to update your financial statements and related disclosures, as necessary, in accordance with Rule 8-08 of Regulation S-X. In addition, please consider the need to provide updated consents from the independent accountants in your next amendment.

2. Please supplementally provide us with any board books prepared or provided by Raymond James and Sterne Agee in connection with rendering the fairness opinions.

Cover Page

3.   We note that you have registered 3,993,478 shares of common stock but that the exact number of shares that you will issue will not be determined until the closing of the merger. We further note your disclosure on page 102 that as of June 30, 2014 there were approximately options outstanding to purchase 409,608 shares of Reliant common stock. Please confirm that the number of shares currently registered represents your best estimate of the maximum number of securities that may be issued pursuant to your exchange ratio or revise. Refer to Compliance and Disclosure Interpretations, Securities Act Forms, Question 125.04. Moreover, if you do not revise to register additional shares sufficient to cover the outstanding Reliant options once they are converted, revise to disclose that these options will not be immediately exercisable or explain otherwise.

Questions and Answers, page 1

4.   Revise the Q&A, "What will I receive in the merger", to disclose the value, based on Commerce Union's stock price, on the day preceding the announcement of the merger and, as of the most recent practicable date. Also include a statement that because the market price of Commerce Union may change before stock certificates are received, the merger value is subject to change.

5.   Revise the Q&A regarding merger taxation to disclose whether receipt of a tax opinion that the exchange will be tax-free is a condition of the merger, and, if so, if that condition is able to be waived by either party.

6.   Revise to add a Q&A disclosing that Reliant holders have dissenters/appraisal rights and disclose what steps must be taken at what times in order to perfect those rights or, add a cross-reference to the Summary section where these steps are outlined.

Summary, page 4

7.   Please revise your summary to briefly describe the various exemptions available to you, such as the exemptions from Section 404(b) of the Sarbanes-Oxley Act of 2002 and Section 14A(a) and (b) of the Exchange Act.

Federal Income Tax Consequences…, page 8

8.   Please revise to state whether the merger will qualify as a reorganization under Section 368(a) of the Internal Revenue Code and briefly discuss the tax consequences for those who will receive cash in lieu of fractional shares.

Unaudited Comparative Per Share Data, page 28

9.   Please revise to include, in columnar form, the market value of the securities of the company being acquired (on an historical and equivalent per share basis) and the market value of the securities of the acquirer (on an historical basis) as of the date immediately prior to the public announcement of the proposed transaction (i.e., Friday, April 25, 2014 per page 59 of the Form S-4). Refer to Item 3.g of Form S-4.

Risk Factors, page 29

10.   Please expand your disclosure on page 37 as it relates to your emerging growth company status, to include your election under Section 107(b) of the JOBS Act. In this regard, if you have elected to opt out of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b), include a statement that the election is irrevocable. Alternatively, if you have elected to use the extended transition period for complying with new or revised accounting standards under Section 107(b), enhance your risk factor disclosure to explain that this election allows you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. Please state in your risk factor that, as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates. Please also include a similar statement in your critical accounting policy disclosures.

Proposal No. 1—The Merger, page 54

11.   Please do not qualify your discussion in this section. Although you may refer investors to the merger agreement for more detailed information, you must provide all of the material terms of the agreement in this section. Similarly revise the qualification of your disclosure regarding your common stock on page 102, your organizing documents on page 105, the fairness opinions on pages 62 and 71, and your discussion of dissenters' rights on pages 10 and 51.

Opinion of Reliant's Financial Advisor, page 61

12.   We note that Sterne Agee used non-public projections prepared by Commerce Union's senior management in preparing its fairness opinion. Please disclose these projections or provide your analysis for why these projections are not material information that must be disclosed to investors.

Opinion of Commerce Union's Financial Advisor, page 71

13.   We note that Raymond James used certain projections prepared by Reliant's senior management in preparing its fairness opinion. Please disclose these projections or provide

your analysis for why these projections are not material information that must be disclosed to investors.

Important Federal Income Tax Consequences, page 79

Qualification of the Merger as a Reorganization, page 80

14.   We note your disclosure on page 81 that "it is anticipated that the merger should qualify as a reorganization." Please revise to explain why you cannot give a "will" opinion. Refer to Staff Legal Bulletin No. 19.

Executive Compensation, page 143

15.   We note your disclosure on page 87 that, after completion of the merger, Mr. Ard will serve as both a director of your company and an executive officer of your subsidiary bank, and that Mr. Dellinger will serve as your chief financial officer. We further note that their initial base salaries will be $310,000 and $215,000, respectively. Please provide your analysis for whether or not you must separately disclose executive compensation information for either or both of these individuals pursuant to Item 18(a)(7) of Form S-4. Please evaluate both Item 402(m)(2)(iii) and Instruction 2 to Item 402(m)(2) of Regulation S-K in your response.

Commerce Union Bancshares, Inc. – Consolidated Financial Statements
Notes to Consolidated Financial Statements
Note 1 – Summary of Significant Accounting Policies
Securities Available-for-Sale, page F-11

16.   Please revise your disclosure here and similarly in Note 1 of Reliant Bank's Notes to the Consolidated Financial Statements to be consistent with ASC 320-10-35-33, which clarifies the interaction of factors that should be considered when determining whether a debt security is other-than-temporarily impaired from an assertion of intent and ability to hold a security for a period of time sufficient to allow for an anticipated recovery in fair value to an assessment of whether (a) one has then intent to sell the security, or (b) it is more likely than not that one will be required to sell the security prior to its anticipated recovery.

Outside Back Cover Page

17.   Please provide your analysis for not including the dealer prospectus delivery obligation required by Item 502(b) of Regulation S-K or revise.

Exhibit Index

18.   Please revise your legal opinion before accelerating to refer to a precise number of shares of common stock as the amount of shares being registered appears necessary to your legal conclusions.

19.   Please revise your tax opinion to 1) reference the correct heading from your registration statement in the second paragraph, 2) disclose that the discussion you reference either "is" or "represents your opinion," and 3) delete the first sentence from the final paragraph of your opinion. Please note that it is insufficient to state that the discussion referenced is "correct" and further note that investors are entitled to rely on the opinion expressed. Refer to Staff Legal Bulletin No. 19.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Benjamin Phippen, Staff Accountant, at (202) 551-3697 or Amit Pande, Accounting Branch Chief, at (202) 551-3423 if you have questions regarding comments on the financial statements and related matters. Please contact Christopher Dunham, Staff Attorney, at (202) 551-3783 or me at (202) 551-3434 with any other questions.

Sincerely,

/s/ Michael Clampitt

Michael Clampitt
Senior Counsel

cc: Via E-mail
        Elizabeth W. Sims, Esq.